                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                               SALANT CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   794004 20 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 24, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                     Page 2 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    William S. Fagan
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   212,500 shares
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                350,000 shares
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                212,500 shares
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                350,000 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     562,500 shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                     Page 3 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Fagan Capital, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                350,000 shares
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                350,000 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     350,000 shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                     Page 4 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Laura A. Fagan
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   172,766 shares
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                172,766 shares
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     172,766 shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                     Page 5 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Andreas Lawson
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   1,000 shares
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,000 shares
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,000 shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                     Page 6 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    James Dvorak
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   9,000 shares
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                9,000 shares
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     9,000 shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                     Page 7 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Lucrum Partners
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   6,700 shares
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                6,700 shares
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     6,700 shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     PN
================================================================================

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                     Page 8 of 14 Pages
----------------------                                     ---------------------

================================================================================
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Carol Armstrong
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                    PF
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                  |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
 BENEFICIALLY                   2,244 shares
OWNED BY EACH
  REPORTING
 PERSON WITH  ------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
              ------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,244 shares
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,244 shares
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than one percent
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                     Page 9 of 14 Pages
----------------------                                     ---------------------

            The  following  constitutes  the initial  Schedule  13D filed by the undersigned (the "Schedule 13D").

            Item 1.     Security and Issuer.
                        -------------------

            This Schedule 13D relates to the shares of common  stock,  $1.00 par value per share (the "Common Stock") of Salant  Corporation (the "Issuer").  The
address of the principal  executive  offices of the Issuer is 1114 Avenue of the
Americas, New York, New York 10036.

            Item 2.     Identify and Background.
                        -----------------------

            (a) (b) (c) and (f) This Schedule 13D is jointly filed by William S.
Fagan, Fagan Capital,  Inc. ("Fagan Capital"),  Laura A. Fagan,  Andreas Lawson,
James Dvorak, Carol Armstrong, and Lucrum Partners (collectively, the "Reporting
Persons").

            Fagan Capital is a Texas  corporation  whose  principal  business is private  investment  consulting.  Fagan  Capital's  business  address is 5201 N.
O'Connor Blvd., Suite 440,Irving, Texas 75039.

            William S. Fagan is an individual  whose business address is 5201 N.
O'Connor  Blvd.,  Suite  440,Irving,  Texas 75039.  His principal  occupation is
President of Fagan Capital. Mr. Fagan is a United States citizen.

            Laura A. Fagan is an individual whose principal  address is c/o 5201
N. O'Connor Blvd., Suite 440,Irving, Texas 75039. Her principal occupation is as a home  maker.  Mrs.  Fagan is the  spouse of  William  S. Fagan and is a United
States citizen.

            Andreas Lawson is an individual  whose  business  address is 5201 N.
O'Connor Blvd., Suite 440,Irving, Texas 75039. His principal occupation is as an employee of Fagan Capital. Mr. Lawson is a United States citizen.

            James  Dvorak is an  individual  whose  business  address is 5201 N.
O'Connor Blvd., Suite 440,Irving, Texas 75039. His principal occupation is as an employee of Fagan Capital. Mr. Dvorak is a United States citizen.

            Lucrum Partners is a limited partnership under the laws of the state of Delaware.  Its principal business is investing and with a business address of
c/o 5201 N. O'Connor Blvd.,  Suite 440,Irving,  Texas 75039. Its General Partner
is Lucrum Capital Management LLC, whose President is James Dvorak.

            Carol Armstrong is an individual  whose business  address is 5201 N.
O'Connor Blvd., Suite 440,Irving, Texas 75039. Her principal occupation is as an employee of Fagan Capital. Ms. Armstrong is a United States citizen.

            Because of each Reporting  Person's  relationship with Fagan Capital or any of its  affiliates,  the  Reporting  Persons  may be deemed a "group" for purposes of Section  13(d) of the  Securities  Exchange Act of 1934, as amended.
Each of the Reporting Persons,  however,  disclaims  beneficial ownership of the shares held by the other Reporting  Persons,  except to the extent of his or her pecuniary interest therein.

            (d) and (e)  During  the  last  five  years,  none of the  Reporting
Persons  has  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar  misdemeanors).  In addition,  during the last five years, none of the  Reporting  Persons  has been a party to a civil  proceeding  of any judicial or administrative  body of competent  jurisdiction as a result of which it or he was or is subject  to a  judgment,  decree,  or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                    Page 10 of 14 Pages
----------------------                                     ---------------------

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

            The table  below shows the amounts and sources of funds used by each of the Reporting Persons to acquire the shares held by them.

Reporting Person                      Amount of Funds               Source
----------------                      ---------------               ------

William S. Fagan                      $      448,306            Personal Funds

Fagan Capital                         $    1,239,013            Affiliate

Laura A. Fagan                        $      399,508            Personal Funds

Andreas Lawson                        $        2,349            Personal Funds

James Dvorak                          $        4,405            Personal Funds

Lucrum Partners                       $       15,957            Working Capital

Carol Armstrong                       $        5,368            Personal Funds

Item 4. Purpose of the Transaction.
        --------------------------

            The  Reporting  Persons  believe that the  Issuer's  Common Stock is undervalued.  On November 12, 2002,  the Issuer  publicly  announced  that as of
October 31, 2002, it has retained the services of an investment  banking firm to explore  strategic  alternatives.  William S. Fagan,  on behalf of the Reporting
Persons,  recently  discussed  with the Chief  Executive  Officer  of the Issuer certain  ideas about how the  Reporting  Persons  believe that the Company could increase  shareholder value. In particular,  Mr. Fagan suggested that the Issuer should actively  explore a sale of all or  substantially  all of its assets to a strategic acquirer.  Alternatively, Mr. Fagan also suggested that the Issuer may declare  a  significant  cash  dividend  to  the  holders  of the  Common  Stock
outstanding,   seek   listing  on  the  Nasdaq   National   Market  and  improve
communications  with investors so that they will have a better  understanding of the  Issuer's  intrinsic  value.  Mr.  Fagan  also  requested  to speak with the
Issuer's board of directors (the "Board")  regarding the matters mentioned above but was referred to the investment bankers assisting the Issuer.

            None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  However,  the Reporting
Persons  intend to review their  investment in the Issuer on a continuing  basis and engage in discussions with management and the Board concerning the business, operations  and  future  plans  of the  Issuer.  Depending  on  various  factors including,  without  limitation,  the Issuer's financial position and investment strategy,  the price  levels of the shares of Common  Stock,  conditions  in the securities  market and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate including, without limitation, communicating with other stockholders,  seeking Board representation,  making proposals to the
Issuer concerning the  capitalization  and operations of the Issuer,  purchasing additional  shares of Common  Stock or  selling  some or all of their  shares of
Common  Stock or to change their  intention  with respect to any and all matters referred to in Item 4.

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                    Page 11 of 14 Pages
----------------------                                     ---------------------

Item 5. Interests in Securities in the Issuer.
        -------------------------------------

            (a) As of the date of this Schedule 13D, William S. Fagan,  Laura A.
Fagan and Fagan  Capital  may be deemed to be the  beneficial  owner of 562,500,
172,766 and 350,000  shares of Common Stock,  respectively,  constituting  6.4%,
2.0% and 4.0%, respectively, of the 8,782,198 shares of Common Stock outstanding as of November 9, 2002,  as  reported  in the  Company's  report for the quarter ended September 28, 2002 on Form 10-Q (the "Outstanding  Shares") and filed with the Securities and Exchange Commission on November 12, 2002.

            As of the date of this Schedule 13D,  Andreas Lawson,  James Dvorak,
Lucrum  Partners  and Carol  Armstrong  may each be deemed to be the  beneficial owner of 1,000,  9,000,  6,700, and 2,244 shares of Common Stock,  respectively, each constituting less than one percent of the Outstanding Shares.

            Each of the Reporting Persons disclaims  beneficial ownership of the shares held by the other Reporting  Persons,  except to the extent of his or her pecuniary interest therein.

            (b)  William  S.  Fagan has the sole  power to vote and  dispose  of
212,500 shares of Common Stock,  or 2.4% of the  Outstanding  Shares.  Mr. Fagan
also shares the power to vote and dispose over 350,000  shares of Common  Stock,
4.0% of the  Outstanding  Shares.  This does not include  shares of Common Stock held by Laura A. Fagan, spouse of Mr. Fagan.

            Laura A.  Fagan  has the sole  power  to vote  and to  dispose  over
172,766 shares of Common Stock,  2.0% of the Outstanding  Shares.  This does not include shares of Common Stock held by William S. Fagan, spouse of Mrs. Fagan.

            Fagan  Capital  shares the power to vote and  dispose  over  350,000 shares of Common Stock, 4.0% of the Outstanding  Shares.  Andreas Lawson,  James
Dvorak,  Lucrum Partners and Carol Armstrong each has the sole power to vote and to  dispose  over  1,000,  2,300,  6,700,  and 2,244  shares  of  Common  Stock, respectively, each less than one percent of the Outstanding Shares. By virtue of being the president of the general partner of Lucrum Partners,  James Dvorak may be deemed to have the sole power vote and dispose of an additional  6,700 shares of Common Stock, less than one percent of the Outstanding Shares.

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons during the 60 days prior to the date of this filing.  All the transactions were effected through open market purchases.

            (d) None

            (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.
-------------------------

            (1) Fagan  Capital  entered  into a  management  agreement  with the record holder of 350,000 shares of Common Stock reported herein.  The management agreement provides that Fagan Capital has the right to make investment decisions with respect to such shares, including, but not limited to, their disposition.

Item 7. Material to Be Filed as Exhibits.
        --------------------------------

            Exhibit No. 1 - Agreement to File Joint Schedule 13D.

             [The remainder of this page was purposely left blank.]

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                    Page 12 of 14 Pages
----------------------                                     ---------------------

                      [SIGNATURE PAGE TO THE SCHEDULE 13D]

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2003

                                            Fagan Capital, Inc.

                                            By: /s/ William S. Fagan
                                                --------------------------------
                                                Name: William S. Fagan
                                                Title: President

                                            /s/ William S. Fagan
                                            ------------------------------------
                                            William S. Fagan

                                            /s/ Laura A. Fagan
                                            ------------------------------------
                                            Laura A. Fagan

                                           /s/ Andreas Lawson
                                           -------------------------------------
                                           Andreas Lawson

                                           /s/ James Dvorak
                                           -------------------------------------
                                           James Dvorak

                                           Lucrum Partners

                                           By:  Lucrum Capital Management LLC,
                                                its General Partner

                                           By:  /s/ James Dvorak
                                                --------------------------------
                                                Name: James Drovak
                                                Title: President

                                           /s/ Carol Armstrong
                                           -------------------------------------
                                           Carol Armstrong

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                    Page 13 of 14 Pages
----------------------                                     ---------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

    Shares of Common
    Stock Purchased          Reporting Person      Price Per Share ($)      Date of Purchase
    ---------------          ----------------      -------------------      ----------------

       10,000                Laura Fagan                 3.75               January 24, 2003
      300,000                Fagan Capital, Inc.         3.75               January 24, 2003

----------------------                                     ---------------------
CUSIP No. 794004 20 0                 13D                    Page 14 of 14 Pages
----------------------                                     ---------------------

                                   EXHIBIT 1.1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

            Pursuant to Regulation Section 240.13d-1(k)(1) promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement  containing  the  information  required on this  Schedule 13D, and all amendments thereto,  need be filed with respect to beneficial  ownership by each of the undersigned of the shares of common stock of Salant Corporation, and that such statement shall be filed on behalf of each of them.

            This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

Dated: February 3, 2003                         Fagan Capital, Inc.

                                                By: /s/ William S. Fagan
                                                    ----------------------------
                                                    Name: William S. Fagan
                                                    Title: President

Dated: February 3, 2003                         /s/ William S. Fagan
                                                --------------------------------
                                                William S. Fagan

Dated: February 3, 2003                         /s/ Laura A. Fagan
                                                --------------------------------
                                                Laura A. Fagan

Dated: February 3, 2003                         /s/ Andreas Lawson
                                                --------------------------------
                                                Andreas Lawson

Dated: February 3, 2003                         /s/ James Dvorak
                                                --------------------------------
                                                James Dvorak

Dated: February 3, 2003                         Lucrum Partners

                                                By: Lucrum Capital Management LLC,
                                                    its General Partner

                                                By: /s/ James Dvorak
                                                    ----------------------------
                                                    Name: James Drovak
                                                    Title: President

Dated: February 3, 2003                         /s/ Carol Armstrong
                                                --------------------------------
                                                Carol Armstrong